Exhibit 99.1

Sierra Metals to Invest US$28 Million for an Iron Ore Processing Plant Expected to Produce Approximately 500,000 Tonnes Per Year of Magnetite Concentrate at the Bolivar Mine, Mexico

TORONTO--(BUSINESS WIRE)--April 21, 2021--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) today announces that its Board of Directors has approved the investment by the Company of US$28 million for the construction of a magnetite processing plant including an initial expenditure of $5.2 million for early procurement and contracting on the project. The plant is expected to produce approximately 500,000 tonnes per year of 62% iron ore fines concentrate at the Company’s Bolivar Mine located in the Chihuahua State, Mexico.

Engineering and test work of the final process is currently underway, and construction of the processing plant is expected to commence this June and will take approximately six months to complete. The Company expects to concentrate magnetite as an additional process to the existing copper concentrator plant through a series of magnetic drums and regrinding equipment, at an added marginal cost for the process.

The magnetite project was previously mentioned in the Bolivar Mine’s Preliminary Economic Assessment (the “Report”) which was filed on SEDAR (sedar.com) and EDGAR (SEC.gov) on November 5, 2020. In the Report the Company mentioned that the economic analysis did not include the potential sale of magnetite but that the Company was studying this potential development and believed that doing so could result in the following outcomes:

1. Increased sales revenue

2. Reduced future closure costs; and

3. Reduced tailings for deposition, and its related costs.

The project has now been approved and will be included in an updated PEA for the Bolivar Mine which will be filed within 45 days.

Luis Marchese, CEO of Sierra Metals commented: “We are very excited about initiating this new process the potential for additional revenue for the Company. The iron ore market is presenting value enhancing opportunities for Sierra Metals and the Company is taking decisive action to extract value from its existing iron ore-copper mineral resources. As well, this process is expected to have additional benefits including reduced haulage costs of our copper concentrate by rail and enhance the Bolivar mine’s economics due to this new revenue stream. Overall, we believe that this is a great value-enhancing initiative for the Company and its shareholders.”

Quality Control

Américo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning, is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President of Metallurgy and Projects, is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com

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Disclaimer Regarding Risks and Forward-Looking Statements

The decision to construct the processing plant has not been made based on a feasibility study and accordingly, involves increased uncertainty and risks.

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the timing of construction of the processing plant, its capacity and production, construction costs and expected iron content of the concentrate. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2021 for its fiscal year ended December 31, 2020 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
Vice President, Investor Relations
Sierra Metals Inc.
(416) 366 7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
(416) 366 7777